Exhibit 99.1

網易 NETEASE

NetEase, Inc.

(incorporated in the Cayman Islands with limited liability)

Stock Code : 9999

Interim Report 2026

CONTENTS

Corporate Information

Board of Directors

Director

William Lei Ding, *Chief Executive Officer*

Independent Directors

Alice Yu-Fen Cheng
Grace Hui Tang
Joseph Tze Kay Tong
Kok Chung Johnny Chan
Michael Man Kit Leung

Principal Place of Business in Hong Kong

Room 802, 8/F, China Life Centre
Tower A, One HarbourGate
No. 18 Hung Luen Road
Kowloon
Hong Kong

Registered Office

P.O. Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands

Authorised Representatives

Kok Chung Johnny Chan
Lai Janette Tin Yun

Principal Share Registrar and Cayman Islands Share Registrar

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman KY1-1102
Cayman Islands

Joint Company Secretaries

Lai Janette Tin Yun
Li Ching Man

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

Audit Committee

Grace Hui Tang, *Chairperson*
Alice Yu-Fen Cheng
Joseph Tze Kay Tong

Compensation Committee

Grace Hui Tang, *Chairperson*
Alice Yu-Fen Cheng
Joseph Tze Kay Tong

Nominating Committee

Grace Hui Tang, *Chairperson*
Alice Yu-Fen Cheng
Joseph Tze Kay Tong

Environmental, Social and Governance Committee

Alice Yu-Fen Cheng, *Chairperson*
Grace Hui Tang
Joseph Tze Kay Tong

Stock Code

HKEX: 9999
NASDAQ: NTES

Auditor

PricewaterhouseCoopers
Certified Public Accountants and Registered Public Interest Entity Auditor
22nd Floor, Prince's Building
Central, Hong Kong

Company Website

http://ir.netease.com/

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this report are presented solely for the convenience of the reader. The percentages stated are calculated based on Renminbi (RMB).

The conversion of RMB into US$ is based on the noon buying rate of US$1.00 = RMB6.7851 on the last trading day of June 2026 (June 30, 2026) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2026, or at any other certain date.

Forward-looking Statements

This interim report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. In addition, statements that are not historical facts, including statements about NetEase's strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this interim report are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase's business and operating strategies and its ability to implement such strategies; NetEase's ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in regulatory environment in the markets where NetEase operates, including policy or rule changes on taxation; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to evolving economic cycles and geopolitical tensions, including the direct or indirect impacts of national trade, investment, protectionist, tax or other laws or policies as well as export controls and economic or trade sanctions; risks related to the expansion of NetEase's businesses and operations internationally; risks associated with cybersecurity threats or incidents; and fluctuations in foreign currency exchange rates that could adversely affect NetEase's business and financial results. Further information regarding these and other risks is included in NetEase's filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Management Discussion and Analysis

Business Overview

We continue to drive innovation across both newly launched and established titles, while further advancing our pipeline of titles in development.

Below are some recent highlights from our key products and services:

Games and related value-added services

The *Fantasy Westward Journey* franchise, *Identity V*, *Eggy Party*, *Sword of Justice* and *Where Winds Meet* sustained solid momentum through ongoing content updates, gameplay innovation and vibrant community activities.

We also advanced our global strategy and enhanced player engagement through strong live operations. For example, *Where Winds Meet* and *Marvel Rivals* further broadened their international reach with a steady stream of fresh content and community-focused initiatives in various markets including North America and Europe.

With respect to our pipeline of new titles, *Sea of Remnants* launched in China in July 2026, while development of *Ananta* and *Blood Message* remained on track, strengthening our innovative pipeline across diverse genres, gameplay and markets.

Youdao

Youdao advanced its AI-native strategy and deepened AI-driven innovation across its ecosystem. In the second quarter, it launched the large language model, Confucius 4, which delivers leading mathematical reasoning capabilities at lower inference costs compared to its previous version. Youdao also advanced its AI agent capabilities toward the autonomous execution of complex work and learning tasks.

NetEase Cloud Music

NetEase Cloud Music further developed its music-centric ecosystem by nurturing its distinctive community and enriching its differentiated content offering with original music, thereby driving stronger community engagement. It also further improved music-oriented monetization through continued growth in subscription-based memberships.

Innovative businesses and others

Innovative businesses and others remained focused on sustainable development and efficient operations, with Yanxuan maintaining leading positions on major e-commerce platforms in China across its key categories, including pet food, home scents and home goods.

Six Months Ended June 30, 2026 Financial Results

Net Revenues

Net revenues for the six months ended June 30, 2026 were RMB60.7 billion (US$8.9 billion), compared with RMB56.7 billion for the same period of 2025.

Net revenues from games and related value-added services were RMB50.7 billion (US$7.5 billion) for the six months ended June 30, 2026, compared with RMB46.9 billion for the same period of 2025. Net revenues from the operation of online games accounted for approximately 97.6% of the segment's net revenues for the six months ended June 30, 2026, compared with approximately 97.3% for the same period of 2025. The increase was attributable to higher net revenues from self-developed games, such as the *Fantasy Westward Journey* franchise, *Where Winds Meet* and *Eggy Party*.

Net revenues from Youdao were RMB2.8 billion (US$414.9 million) for the six months ended June 30, 2026, compared with RMB2.7 billion for the same period of 2025. The increase was mainly attributable to higher net revenues from its learning services and online marketing services, partially offset by a decrease in net revenues from smart devices.

Net revenues from NetEase Cloud Music were RMB4.0 billion (US$583.4 million) for the six months ended June 30, 2026, compared with RMB3.8 billion for the same period of 2025. The increase was mainly attributable to higher net revenues from online music services, driven by growth in sales of membership subscriptions.

Net revenues from innovative businesses and others were RMB3.2 billion (US$469.9 million) for the six months ended June 30, 2026, compared with RMB3.3 billion for the same period of 2025. The decrease was mainly due to a decline in net revenues from the e-commerce business.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2026 was RMB18.3 billion (US$2.7 billion), compared with RMB20.2 billion for the same period of 2025. The decrease was mainly due to lower revenue-sharing and product costs.

Gross Profit

Gross profit for the six months ended June 30, 2026 was RMB42.4 billion (US$6.3 billion), compared with RMB36.5 billion for the same period of 2025.

Operating Expenses

Total operating expenses for the six months ended June 30, 2026 were RMB17.7 billion (US$2.6 billion), compared with RMB17.0 billion for the same period of 2025. The increase was primarily attributable to higher marketing and research and development expenditures for games and related value-added services.

Other Income/(Expenses)

Other income/(expenses) consisted of net investment income/(loss), interest income, net exchange gains/(losses) and others. The fluctuation in other income/(expenses) was mainly due to a decline in the fair value of equity security investments, increased net exchange losses, and impairment provisions made during the six months ended June 30, 2026.

Income Tax

The Group recorded a net income tax charge of RMB5.0 billion (US$734.3 million) for the six months ended June 30, 2026, compared with RMB3.5 billion for the same period of 2025. The effective tax rate for the six months ended June 30, 2026 was 21.7%, compared with 15.0% for the same period of 2025. The effective tax rate represents certain estimates by the Group as to the tax obligations and benefits applicable to it in each period.

Net Income and Non-GAAP Net Income

Net income attributable to the Company's shareholders totaled RMB17.7 billion (US$2.6 billion) for the six months ended June 30, 2026, compared with RMB18.9 billion for the same period of 2025.

Basic net income was US$0.81 per share (US$4.06 per ADS) for the six months ended June 30, 2026, compared with US$0.88 per share (US$4.38 per ADS) for the same period of 2025.

Non-GAAP net income attributable to the Company's shareholders totaled RMB19.0 billion (US$2.8 billion) for the six months ended June 30, 2026, compared with RMB20.8 billion for the same period of 2025.

Non-GAAP basic net income was US$0.88 per share (US$4.38 per ADS) for the six months ended June 30, 2026, compared with US$0.96 per share (US$4.81 per ADS) for the same period of 2025.

Non-GAAP Financial Measures

The Company considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company's shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP net income attributable to the Company's shareholders as net income attributable to the Company's shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company's shareholders enables the Company's management to assess its operating results without considering the impact of share-based compensation expenses. The Company believes that this non-GAAP financial measure provides useful information to investors in understanding and evaluating the Company's current operating performance and prospects in the same manner as management does, if they so choose. The Company also believes that the use of this non-GAAP financial measure facilitates investors' assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company's shareholders is that it does not reflect all items of expense/income that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the Company's business and are not reflected in the presentation of non-GAAP net income attributable to the Company's shareholders. In addition, the non-GAAP financial measures the Company uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling non-GAAP net income attributable to the Company's shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and US$ (in thousands, except per share data or per ADS data):

	For the six months ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
Net income attributable to the Company's shareholders	18,902,167	**17,654,762**	**2,601,989**
Add: Share-based compensation	1,866,491	**1,366,776**	**201,438**
Non-GAAP net income attributable to the Company's shareholders	20,768,658	**19,021,538**	**2,803,427**
Non-GAAP net income per share			
Basic	6.53	**5.94**	**0.88**
Diluted	6.46	**5.90**	**0.87**
Non-GAAP net income per ADS			
Basic	32.64	**29.72**	**4.38**
Diluted	32.32	**29.49**	**4.35**

Other Financial Information

Liquidity and Capital Resources

To date, we have financed the operations primarily through operating cash flows and existing capital resources. As of June 30, 2026, we had RMB22.8 billion (US$3.4 billion) in cash and cash equivalents, RMB102.2 billion (US$15.1 billion) in time deposits and RMB50.6 billion (US$7.5 billion) in short-term investments. Net cash provided by operating activities was RMB23.7 billion (US$3.5 billion) in the six months ended June 30, 2026, compared with RMB23.0 billion for the same period in 2025.

We believe that the current levels of cash resources will be sufficient to meet the anticipated cash needs for at least the next 12 months. However, we may need additional cash resources if we experience changed business conditions or other developments. We may also need additional cash resources if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar action. If we determine that the cash requirements exceed the amounts of cash resources, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for the shareholders. Any incurrence of indebtedness could increase the debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Significant Investments

We did not make or hold any significant investments during the Reporting Period.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated entities, associated companies or joint ventures during the Reporting Period.

Future Plans for Material Investments or Capital Assets

As of the end of the Reporting Period, we did not have future plans for material investments or capital assets.

Pledge of Assets

As at June 30, 2026, there were no material charges on the Group's assets.

Foreign Exchange Exposure

The majority of our cash is kept in US$ and RMB. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our ADSs will be affected by the foreign exchange rate between US$, other foreign currencies and RMB. For example, to the extent that we need to convert US$ and other foreign currencies into RMB for our operational needs and the RMB appreciates against the US$ and other foreign currencies at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our RMB into US$ for the purpose of declaring dividends on our ADSs or otherwise and the US$ or other foreign currencies appreciate against the RMB, the US$ equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

Contingent Liabilities

Save as disclosed in this interim report, the Group had no material contingent liabilities as at June 30, 2026.

Employee and Remuneration Policy

As at June 30, 2026, we had 24,868 employees.

The number of employees employed by the Group varies from time to time depending on business need. Employees' remuneration is determined in accordance with prevailing industry practice and employees' educational backgrounds, experiences and performance. The Group's compensation system is well-structured and reviewed periodically. The Group also provides training sessions to its employees, helping them to better realize their potential and create value, thereby supporting their long-term career success.

Remuneration of directors and other senior management of the Group is reviewed by the Board's compensation committee and recommended to the Board based on the performance and the senior management's respective contributions to the Group.

Additionally, the Company has adopted a share incentive plan to attract and retain the best available personnel and provide additional incentives to eligible participants, including our employees, directors and others. Please refer to the section titled "Share Incentive Plan" for further details.

Events After the Reporting Period

Save as disclosed in this interim report, as at the date of this interim report, there were no significant events that might affect the Group since June 30, 2026.

Gearing Ratio

As at June 30, 2026, the gearing ratio was 26.1%. Gearing ratio is calculated as total liabilities divided by the total assets as at a particular date.

Disclosure of Interests

Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or Any of Its Associated Corporations

As at June 30, 2026, the interests and short positions of the Directors or chief executives of the Company in any of the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)), as recorded in the register required to be kept by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code, were as follows:

Interest in the Company

Name of Director	Capacity/Nature of Interest	Number of Ordinary Shares/ Underlying Ordinary Shares	Approximate Percentage of Holding[2]	Long Position/ Short Position
Mr. William Lei Ding	Other[1]	1,468,613,600	45.62%	Long position
Ms. Alice Yu-Fen Cheng	Other	188,050	0.01%	Long position
Mr. Joseph Tze Kay Tong	Beneficial owner	75,000	0.00%	Long position
Mr. Michael Man Kit Leung	Beneficial owner	62,600	0.00%	Long position
Mr. Kok Chung Johnny Chan	Beneficial owner	1,500	0.00%	Long position

Notes:

(1) Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares. Shining Globe International Limited is beneficially owned by Mr. William Lei Ding. In addition, Mr. William Lei Ding is taken to have interest in 10,804,675 ordinary shares underlying the Company's treasury ADSs and 7,508,925 ordinary shares reserved for future delivery upon exercise or vesting of awards under the Company's share incentive plans.

(2) The calculation is based on the total number of 3,219,564,581 ordinary shares (including 10,804,675 ordinary shares underlying the Company's treasury ADSs and 7,508,925 ordinary shares issued and reserved for future delivery upon the exercise or vesting of awards granted under the Company's share incentive plans) in issue as at June 30, 2026.

Interest in associated corporations of the Company

Name of Director	Name of Associated Corporation	Capacity/Nature of Interest	Number of Ordinary Shares	Interest in Associated Corporation[4]	Long Position/ Short Position
Mr. William Lei Ding	NetEase Cloud Music	Other[1]	129,034,168	61.35%	Long position
	Youdao	Other[2]	65,387,160 Class B ordinary shares	74.31%	Long position
		Other[3]	9,408,108 Class A ordinary shares	24.77%	Long position

Notes:

(1) 129,034,168 ordinary shares of NetEase Cloud Music are held by Shining Globe International Limited through the Company.

(2) 65,387,160 Class B ordinary shares of Youdao are held by Shining Globe International Limited through the Company.

(3) 1,175,000 Class A ordinary shares of Youdao are beneficially owned by Mr. William Lei Ding. 2,898,293 Class A ordinary shares of Youdao are held by Shining Globe International Limited through the Company. Also, Mr. William Lei Ding is taken to have an interest in 5,334,815 Class A ordinary shares of Youdao repurchased and held as treasury shares.

(4) The calculation is based on (i) the total number of 210,332,516 issued ordinary shares of NetEase Cloud Music as at June 30, 2026, or (ii) the respective numbers of issued Class A ordinary shares and Class B ordinary shares of Youdao as at March 31, 2026 as disclosed in its latest annual report, being 37,981,086 and 87,988,360, respectively, as the case may be.

Save as disclosed above, as at June 30, 2026, none of the Directors or chief executives of the Company had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations which would be required to be disclosed.

Substantial Shareholders' Interests and Short Positions in Ordinary Shares and Underlying Ordinary Shares of the Company

As at June 30, 2026, so far as our Directors are aware, the following persons (other than the Directors or chief executives of the Company) had interests or short positions in the ordinary shares or underlying ordinary shares of the Company recorded in the register required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance:

Name of Shareholder	Capacity/Nature of Interest	Number of Ordinary Shares/ Underlying Ordinary Shares	Approximate Percentage of Holding[(2)]	Long Position/ Short Position
Shining Globe International Limited	Other[(1)]	1,468,613,600	45.62%	Long position

Notes:

(1) 1,450,300,000 ordinary shares are held by Shining Globe International Limited, which is wholly owned by Shining Globe Holding Limited. In addition, each of Shining Globe Holding Limited and Shining Globe International Limited is deemed to be interested in the ordinary shares held in the name of, or on behalf of, the Company, including 10,804,675 ordinary shares underlying the Company's treasury ADSs and 7,508,925 ordinary shares reserved for future delivery upon the exercise or vesting of awards granted under the Company's share incentive plans.

(2) The calculation is based on the total number of 3,219,564,581 ordinary shares (including 10,804,675 ordinary shares underlying the Company's treasury ADSs and 7,508,925 ordinary shares issued and reserved for future delivery upon the exercise or vesting of awards granted under the Company's share incentive plans) in issue as at June 30, 2026.

Save as disclosed above, as at June 30, 2026 and based on publicly available information, no other person (other than the Directors or chief executives of the Company) had an interest or short position in the ordinary shares or underlying ordinary shares of the Company which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or which were required to be entered in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance.

We currently have a share incentive plan which was adopted in October 2019 (the "**2019 Share Incentive Plan**"). Our Board subsequently approved the amendments to the 2019 Share Incentive Plan in February 2023 as the Amended and Restated 2019 Share Incentive Plan and together with our shareholders, approved further amendments to the Amended and Restated 2019 Share Incentive Plan in June 2026 to comply with Chapter 17 of the Listing Rules, and renamed it as the Second Amended and Restated 2019 Share Incentive Plan. The Second Amended and Restated 2019 Share Incentive Plan became effective on the HK Primary Effective Date.

Please refer to the (i) annual report of the Company published on April 15, 2026 for a summary of the key terms of the Amended and Restated 2019 Share Incentive Plan and (ii) circular of the Company dated May 18, 2026 (the "**Circular**") for a summary of the key terms of the Second Amended and Restated 2019 Share Incentive Plan.

21,893,420 new ordinary shares, representing 0.7% of the weighted average number of ordinary shares outstanding for the Reporting Period, may be issued in respect of all awards granted during the Reporting Period to eligible participants pursuant to the Amended and Restated 2019 Share Incentive Plan.

During the Reporting Period, no awards were granted since the Second Amended and Restated 2019 Share Incentive Plan became effective.

Amended and Restated 2019 Share Incentive Plan (amended and restated as the Second Amended and Restated 2019 Share Incentive Plan on June 30, 2026)

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards (including incentive share options) under the Amended and Restated 2019 Share Incentive Plan was 322,458,300. As at January 1, 2026, 190,809,415 ordinary shares were available for grant under the Amended and Restated 2019 Share Incentive Plan. During the Reporting Period, 21,893,420 ordinary shares underlying awards were granted to participants pursuant to the Amended and Restated 2019 Share Incentive Plan and 5,495,100 ordinary shares underlying awards lapsed or were forfeited, respectively. No service provider sublimit was set under the Amended and Restated 2019 Share Incentive Plan. As the Amended and Restated 2019 Share Incentive Plan was amended and restated as the Second Amended and Restated 2019 Share Incentive Plan with effect from the HK Primary Effective Date, no further grants may be made under the Amended and Restated 2019 Share Incentive Plan thereafter. As disclosed in the Circular, any outstanding awards under the Amended and Restated 2019 Share Incentive Plan prior to the HK Primary Effective Date shall continue to be valid and exercisable and/or remain to be vested in accordance with the terms of the grant and the Amended and Restated 2019 Share Incentive Plan.

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards (including incentive share options) under the Second Amended and Restated 2019 Share Incentive Plan is 320,125,098 (the "**Scheme Limit**"), representing 10% of the total ordinary shares in issue (excluding treasury shares) as at the HK Primary Effective Date. As disclosed in the Circular, the Company did not propose to increase the number of ordinary shares authorized for issuance under the Second Amended and Restated 2019 Share Incentive Plan. Therefore, taking into account the number of ordinary shares which have been and may be issued in respect of all awards granted under the Amended and Restated 2019 Share Incentive Plan was 148,047,205 ordinary shares, 172,077,893 ordinary shares were still available for grant under the Scheme Limit as at June 30, 2026.

Share Incentive Plan

Within the Scheme Limit, the maximum number of ordinary shares which may be issued pursuant to all awards to be granted to consultants under the Second Amended and Restated 2019 Share Incentive Plan is 32,012,509 (the "**Consultant Sublimit**"), representing 1.0% of the total ordinary shares in issue (excluding treasury shares) as at the HK Primary Effective Date. During the Reporting Period, no awards were granted under the Consultant Sublimit of the Second Amended and Restated 2019 Share Incentive Plan. It follows that as at June 30, 2026, 32,012,509 ordinary shares were available for grant under the Consultant Sublimit.

Details of the outstanding RSUs under the Amended and Restated 2019 Share Incentive Plan during the Reporting Period are as follows:

			Number of ordinary shares underlying the RSUs[1]						
Name or category of grantee	**Date of grant**	**Vesting period (from date of grant)**	**Outstanding as at January 1, 2026**	**Granted during the Reporting Period**	**Vested during the Reporting Period**	**Lapsed/ forfeited during the Reporting Period**	**Cancelled during the Reporting Period**	**Outstanding as at June 30, 2026**	**Notes**
Employee participants	March 2, 2021 to November 27, 2025	up to 5 years	50,381,405	–	23,175,660	4,952,715	–	22,253,030	Note 2
	March 2, 2026, May 28, 2026 and June 24, 2026	up to 3 years	–	21,893,420	–	542,385	–	21,351,035	Note 3, Note 4
			50,381,405	21,893,420	23,175,660	5,495,100	–	43,604,065	

Notes:

(1) The purchase price of all RSUs granted is nil.

(2) The weighted average closing price of our ordinary shares traded on the Nasdaq immediately before the dates on which the RSUs were vested during the Reporting Period was US$23.13.

(3) The following grants of RSUs were made to employee participants during the Reporting Period. Except for the RSUs granted on June 24, 2026, the vesting of all other RSUs disclosed below is subject to the grantee meeting a specified performance threshold in the performance evaluation during the one-year period prior to the vesting date.

Date of grant	**Number of ordinary shares underlying the RSUs granted**	**Closing price of ordinary shares immediately before the date of grant** *(US$)*	**Fair value of each ordinary share on date of grant** *(US$)*
March 2, 2026	21,333,270	22.99	22.99
May 28, 2026	511,790	24.78	24.78
June 24, 2026	48,360	23.85	23.85
	21,893,420		

(4) In accordance with the accounting standards and policies adopted for preparing our Company's financial information, the compensation cost of the RSUs is measured based on the fair value of stock when all conditions to establish the grant date have been met.

Purchase, Sale or Redemption of the Company's Listed Securities

On November 20, 2025, the Company announced the extension of its previously approved share repurchase program of up to US$5.0 billion of the Company's ADSs and ordinary shares in open market or other transactions for an additional 36 months until January 9, 2029. During the Reporting Period, approximately 2.8 million ADSs (representing 14.0 million ordinary shares) had been repurchased under this program on the Nasdaq for a total cost of US$324.1 million. As of June 30, 2026, approximately 24.9 million ADSs had been repurchased under this program for a total cost of US$2.3 billion.

The extent to which the Company repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. The repurchase program may be suspended or discontinued at any time.

Details of the repurchase information during the Reporting Period are as follows:

Month of Repurchase	**Number of ordinary shares underlying the repurchased ADSs**	**Price paid per ordinary share**		**Aggregate consideration paid**
		Highest	**Lowest**	
		(US$)	*(US$)*	*(US$, in millions)*
February	1,665,725	24.15	22.60	39.0
March	4,058,600	23.99	21.85	92.9
April	4,188,930	23.84	21.76	94.9
May	3,037,365	25.00	21.24	70.9
June	1,085,310	25.00	23.77	26.4
	14,035,930			324.1

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed (including sale of treasury shares) on the Hong Kong Stock Exchange or Nasdaq during the Reporting Period.

Other Information

Corporate Governance

The Board is committed to achieving high standards of corporate governance that it believes are crucial to the Group's development and safeguard the interests of the shareholders.

Compliance with the Corporate Governance Code

The Company's conversion of its secondary listing status to primary listing status on the Main Board of the Hong Kong Stock Exchange became effective on the HK Primary Effective Date, since which the Corporate Governance Code set forth in Part 2 of Appendix C1 to the Listing Rules has been applicable to the Company.

During the period from the HK Primary Effective Date up to the date of this interim report, the Company has adopted and complied with all applicable code provisions set out in the Corporate Governance Code.

The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code and maintain a high standard of corporate governance practices of the Company.

Model Code for Securities Dealings by Directors

The Company's conversion of its secondary listing status to primary listing status on the Main Board of the Hong Kong Stock Exchange became effective on the HK Primary Effective Date, since which Appendix C3 to the Listing Rules has been applicable to the Company.

The Company has adopted management securities dealing policies that are on terms no less stringent than the Model Code to regulate all dealings by the Directors and relevant insiders in securities of the Company and other matters covered by the Model Code.

Specific enquiry has been made to all of the Directors and they have confirmed that they have complied with the Model Code during the period from the HK Primary Effective Date up to June 30, 2026. No incident of non-compliance of the Model Code by the relevant employees has been noted by the Company during the Reporting Period.

Change in Information of Directors and Chief Executives

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes in information of Directors and chief executives since the last published annual report are set out below:

Mr. William Lei Ding resigned as a director of Youdao with effect from August 18, 2026.

Ms. Grace Hui Tang resigned as an independent director of Elkem ASA, a company with the shares listed on the Oslo Stock Exchange (OSLO: ELK) and Pirelli & C.S.p.A., a company with the shares listed on the Milan Stock Exchange (PIRC.MI) in May 2026 and July 2026, respectively; and

Mr. Kok Chung Johnny Chan resigned as an independent non-executive director of CNQC International Holdings Limited, a company with its shares listed on the Hong Kong Stock Exchange (HKEX: 1240) with effect from September 11, 2026.

Save as disclosed above, the Company does not have any other disclosure obligations under Rule 13.51B(1) of the Listing Rules.

Audit Committee Review

The Board's audit committee has reviewed with management this interim report and the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters, including the review of the unaudited condensed consolidated interim financial information. There is no disagreement between the Board and the audit committee regarding the accounting treatment adopted by the Company.

The unaudited condensed consolidated interim financial information for the six months ended June 30, 2026 have been reviewed by PricewaterhouseCoopers, the auditor of the Company, in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

Dividend

The Board approved a dividend of US$0.144 per ordinary share (US$0.720 per ADS) for the first quarter of 2026 to holders of ordinary shares and holders of ADSs, respectively, and such dividend was paid in June 2026.

The Board approved a dividend of US$0.096 per ordinary share (US$0.480 per ADS) for the second quarter of 2026 to holders of ordinary shares and holders of ADSs, respectively, and such dividend was paid in September 2026.

Under the Company's current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its Board and will be based upon the Company's operations and earnings, cash flow, financial condition and other relevant factors.

Financial Information

NETEASE, INC.
INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

Report on Review of Interim Financial Information

To the Board of Directors of NetEase, Inc.
(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 20 to 47, which comprises the interim condensed consolidated balance sheets of NetEase, Inc. (the "Company") and its subsidiaries (together, the "Group") as at June 30, 2026 and the interim condensed consolidated statements of operations and comprehensive income, the interim condensed consolidated statements of shareholders' equity and the interim condensed consolidated statements of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, August 20, 2026

Unaudited Condensed Consolidated Balance Sheets

(in thousands except per share data)

	Notes	December 31, 2025 RMB	**June 30, 2026 RMB**	**June 30, 2026 US$**
Assets				
Current assets:				
Cash and cash equivalents		47,167,904	**22,814,542**	**3,362,447**
Time deposits		92,639,378	**101,978,645**	**15,029,792**
Restricted cash		4,319,344	**4,447,483**	**655,478**
Accounts receivable, net	*16*	5,337,819	**5,746,080**	**846,867**
Inventories		689,183	**511,896**	**75,444**
Prepayments and other current assets, net		7,658,346	**5,965,371**	**879,188**
Short-term investments	*7*	22,803,503	**50,599,638**	**7,457,464**
Total current assets		180,615,477	**192,063,655**	**28,306,680**
Non-current assets:				
Property, equipment and software, net		8,425,327	**8,180,276**	**1,205,623**
Land use rights, net		4,047,355	**3,982,017**	**586,877**
Deferred tax assets		2,831,423	**2,695,809**	**397,313**
Time deposits		2,995,000	**260,000**	**38,319**
Restricted cash		3,893	**3,775**	**556**
Long-term investments	*8*	18,462,883	**21,336,343**	**3,144,588**
Other long-term assets		4,033,702	**3,686,261**	**543,287**
Total non-current assets		40,799,583	**40,144,481**	**5,916,563**
Total assets		221,415,060	**232,208,136**	**34,223,243**

Unaudited Condensed Consolidated Balance Sheets

(in thousands except per share data)

	Notes	December 31, 2025 RMB	**June 30, 2026 RMB**	**June 30, 2026 US$**
Liabilities, Redeemable noncontrolling interests and Shareholders' equity				
Current liabilities:				
Accounts payable	*16*	643,164	**702,263**	**103,501**
Salary and welfare payables		4,889,708	**3,764,789**	**554,861**
Taxes payable	*9*	3,874,143	**3,720,498**	**548,334**
Short-term loans	*10*	6,384,417	**12,604,170**	**1,857,625**
Contract liabilities		20,514,540	**19,297,191**	**2,844,054**
Accrued liabilities and other payables		16,062,984	**15,529,221**	**2,288,724**
Total current liabilities		52,368,956	**55,618,132**	**8,197,099**
Non-current liabilities:				
Deferred tax liabilities		2,637,258	**3,727,316**	**549,338**
Other long-term liabilities		1,304,837	**1,300,994**	**191,742**
Total non-current liabilities		3,942,095	**5,028,310**	**741,080**
Total liabilities		56,311,051	**60,646,442**	**8,938,179**
Redeemable noncontrolling interests		91,319	**94,938**	**13,992**

Unaudited Condensed Consolidated Balance Sheets

(in thousands except per share data)

	Notes	December 31, 2025 RMB	**June 30, 2026 RMB**	**June 30, 2026 US$**
Shareholders' equity:				
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,219,564,581 shares issued as of December 31, 2025 and June 30, 2026; 3,192,111,251 and 3,201,250,981 shares outstanding as of December 31, 2025 and June 30, 2026, respectively		2,631	**2,632**	**388**
Additional paid-in capital		9,837,460	**8,781,946**	**1,294,299**
Treasury stock		(1,518,573)	**(1,617,961)**	**(238,458)**
Statutory reserves		2,457,371	**2,457,371**	**362,172**
Accumulated other comprehensive loss		(237,770)	**(1,644,123)**	**(242,314)**
Retained earnings		149,755,000	**159,110,675**	**23,450,011**
NetEase, Inc.'s shareholders' equity		160,296,119	**167,090,540**	**24,626,098**
Noncontrolling interests		4,716,571	**4,376,216**	**644,974**
Total equity		165,012,690	**171,466,756**	**25,271,072**
Total liabilities, redeemable noncontrolling interests and shareholders' equity		221,415,060	**232,208,136**	**34,223,243**

The accompanying notes are an integral part of these unaudited condensed consolidated financial information.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

		For the six months ended June 30,		
		2025	**2026**	**2026**
	Notes	RMB	**RMB**	**US$**
Net revenues	*3*	56,720,209	**60,697,827**	**8,945,753**
Cost of revenues	*3*	(20,188,321)	**(18,263,430)**	**(2,691,697)**
Gross profit		36,531,888	**42,434,397**	**6,254,056**
Operating expenses:				
Selling and marketing expenses		(6,273,771)	**(7,120,294)**	**(1,049,401)**
General and administrative expenses		(2,012,915)	**(1,441,865)**	**(212,505)**
Research and development expenses		(8,742,959)	**(9,126,067)**	**(1,345,016)**
Total operating expenses		(17,029,645)	**(17,688,226)**	**(2,606,922)**
Operating profit		19,502,243	**24,746,171**	**3,647,134**
Other income/(expenses):				
Investment income/(loss), net		1,021,195	**(2,948,199)**	**(434,511)**
Interest income, net		2,014,376	**1,753,468**	**258,429**
Exchange gains/(losses), net		115,840	**(1,058,600)**	**(156,018)**
Other, net		447,482	**501,836**	**73,961**
Income before tax		23,101,136	**22,994,676**	**3,388,995**
Income tax	*4*	(3,465,900)	**(4,982,512)**	**(734,331)**
Net income		19,635,236	**18,012,164**	**2,654,664**
Accretion of redeemable noncontrolling interests		(2,100)	**(2,191)**	**(323)**
Net income attributable to noncontrolling interests		(730,969)	**(355,211)**	**(52,352)**
Net income attributable to the Company's shareholders		18,902,167	**17,654,762**	**2,601,989**

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

	Notes	For the six months ended June 30, 2025 RMB	2026 RMB	2026 US$
Net income		19,635,236	**18,012,164**	**2,654,664**
Other comprehensive income				
Foreign currency translation adjustment		(628,819)	**(1,499,102)**	**(220,940)**
Total comprehensive income		19,006,417	**16,513,062**	**2,433,724**
Comprehensive income attributable to noncontrolling interests		(690,158)	**(262,462)**	**(38,682)**
Comprehensive income attributable to the Company's shareholders		18,316,259	**16,250,600**	**2,395,042**
Net income per share	*6*			
Basic		5.94	**5.52**	**0.81**
Diluted		5.88	**5.47**	**0.81**
Net income per ADS				
Basic		29.71	**27.58**	**4.06**
Diluted		29.41	**27.37**	**4.03**
Weighted average number of ordinary shares used in calculating net income per share	*6*			
Basic		3,181,307	**3,200,598**	**3,200,598**
Diluted		3,210,563	**3,224,495**	**3,224,495**

The accompanying notes are an integral part of these unaudited condensed consolidated financial information.

Unaudited Condensed Consolidated Statements of Shareholders' Equity

(in thousands)

	Ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Noncontrolling interests	Total equity
	Share	Amount		Share	Amount					
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	3,211,276	2,631	9,860,962	(43,317)	(4,473,063)	1,954,872	1,006,807	130,333,397	3,724,260	142,409,866
Vesting of restricted share units	-	-	(3,490,100)	27,968	3,490,100	-	-	-	-	-
Share-based compensation	-	-	1,758,388	-	-	-	-	-	104,450	1,862,838
Net income attributable to the Company and noncontrolling interest shareholders	-	-	-	-	-	-	-	18,904,268	730,969	19,635,237
Repurchase of shares	-	-	-	(4,888)	(669,270)	-	-	-	-	(669,270)
Net change of capital from noncontrolling interest shareholders	-	-	174,195	-	-	-	-	-	(88,403)	85,792
Dividends to shareholders	-	-	-	-	-	-	-	(8,675,763)	-	(8,675,763)
Foreign currency translation adjustment	-	-	-	-	-	-	(588,008)	-	(40,811)	(628,819)
Accretion of redeemable noncontrolling interests	-	-	-	-	-	-	-	(2,100)	(1,370)	(3,470)
Balance as of June 30, 2025	3,211,276	2,631	8,303,445	(20,237)	(1,652,233)	1,954,872	418,799	140,559,802	4,429,095	154,016,411
Balance as of January 1, 2026	3,211,276	2,631	9,837,460	(19,165)	(1,518,573)	2,457,371	(237,770)	149,755,000	4,716,571	165,012,690
Vesting of restricted share units	780	1	(2,140,187)	22,395	2,140,186	-	-	-	-	-
Share-based compensation	-	-	1,262,490	-	-	-	-	-	95,256	1,357,746
Net income attributable to the Company and noncontrolling interest shareholders	-	-	-	-	-	-	-	17,656,953	355,211	18,012,164
Repurchase of shares	-	-	-	(14,035)	(2,239,574)	-	-	-	-	(2,239,574)
Net change of capital from noncontrolling interest shareholders	-	-	(177,817)	-	-	-	-	-	(696,645)	(874,462)
Dividends to shareholders	-	-	-	-	-	-	-	(8,299,087)	-	(8,299,087)
Foreign currency translation adjustment	-	-	-	-	-	-	(1,406,353)	-	(92,749)	(1,499,102)
Accretion of redeemable noncontrolling interests	-	-	-	-	-	-	-	(2,191)	(1,428)	(3,619)
Balance as of June 30, 2026	3,212,056	2,632	8,781,946	(10,805)	(1,617,961)	2,457,371	(1,644,123)	159,110,675	4,376,216	171,466,756

The accompanying notes are an integral part of these unaudited condensed consolidated financial information.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the six months ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
Cash flows from operating activities:			
Net income	19,635,236	**18,012,164**	**2,654,664**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	909,188	**870,022**	**128,225**
Fair value changes of equity security, other investments and financial instruments	(502,784)	**3,141,194**	**462,955**
Impairment losses on investments	250,534	**1,626,788**	**239,759**
Share-based compensation cost	1,898,267	**1,397,836**	**206,015**
Allowance for expected credit losses	169,950	**8,028**	**1,183**
Gains on disposal of property, equipment and software	(10,627)	**(14,548)**	**(2,144)**
Unrealized exchange (gains)/losses	(194,115)	**1,131,924**	**166,825**
Gains on disposal of long-term investments	(129,403)	**(1,065,892)**	**(157,093)**
Deferred income taxes	(525,492)	**1,225,999**	**180,690**
Share of results on equity method investees	(5,189)	**539,220**	**79,471**
Fair value changes of short-term investments	(546,213)	**(757,629)**	**(111,661)**
Changes in operating assets and liabilities:			
Accounts receivable	(135,665)	**(462,075)**	**(68,101)**
Inventories	(20,171)	**177,147**	**26,108**
Prepayments and other assets	288,306	**99,336**	**14,640**
Accounts payable	(28,432)	**29,105**	**4,290**
Salary and welfare payables	(1,164,449)	**(1,145,830)**	**(168,874)**
Taxes payable	1,031,751	**(143,318)**	**(21,122)**
Contract liabilities	1,807,479	**(1,126,699)**	**(166,055)**
Accrued liabilities and other payables	240,344	**163,228**	**24,057**
Net cash provided by operating activities	22,968,515	**23,706,000**	**3,493,832**

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the six months ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
Cash flows from investing activities:			
Purchase of property, equipment and software	(643,913)	**(330,933)**	**(48,774)**
Proceeds from sale of property, equipment and software	22,835	**16,212**	**2,389**
Purchase of intangible assets, content and licensed copyrights	(612,120)	**(351,573)**	**(51,815)**
Net changes of short-term investments with terms of three months or less	(5,362,128)	**(17,360,804)**	**(2,558,666)**
Purchase of short-term investments with terms over three months and debt securities	(8,770,000)	**(18,736,707)**	**(2,761,449)**
Proceeds from maturities of short-term investments with terms over three months	8,454,055	**8,377,297**	**1,234,661**
Investment in equity method investees	(155,089)	**(3,134,774)**	**(462,009)**
Investment in other equity investments	(2,677,518)	**(3,564,245)**	**(525,304)**
Proceeds from disposal of long-term investments	862,283	**1,404,680**	**207,024**
Placement/rollover of matured time deposits	(77,582,412)	**(80,824,261)**	**(11,912,022)**
Proceeds from maturities of time deposits	77,543,992	**72,075,634**	**10,622,634**
Change in other long-term assets	(28,045)	**7,018**	**1,034**
Net cash used in investing activities	(8,948,060)	**(42,422,456)**	**(6,252,297)**
Cash flows from financing activities:			
Net changes from loans with terms of three months or less	(236,845)	**1,603,323**	**236,300**
Proceeds of loans with terms over three months	3,978,550	**7,460,610**	**1,099,558**
Payment of loans with terms over three months	(4,740,407)	**(2,620,900)**	**(386,273)**
Dividends paid to shareholders	(8,666,654)	**(8,295,193)**	**(1,222,560)**
Net amounts received/(paid) related to capital contribution from or repurchase of noncontrolling interests shareholders	84,917	**(18,544)**	**(2,733)**
Net amounts paid related to repurchase of NetEase's ADSs/ purchase of subsidiaries' shares	(659,164)	**(3,109,599)**	**(458,298)**
Net cash used in financing activities	(10,239,603)	**(4,980,303)**	**(734,006)**
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(88,681)	**(528,582)**	**(77,903)**

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the six months ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
Net increase/(decrease) in cash, cash equivalents and restricted cash	3,692,171	**(24,225,341)**	**(3,570,374)**
Cash, cash equivalents and restricted cash, at the beginning of the period	54,474,923	**51,491,141**	**7,588,855**
Cash, cash equivalents and restricted cash, at end of the period	58,167,094	**27,265,800**	**4,018,481**
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net	3,391,111	**3,951,875**	**582,434**
Cash paid for interest expenses	161,790	**103,700**	**15,283**
Supplemental schedule of non-cash investing and financing activities:			
Fixed asset purchases financed by accounts payable and accrued liabilities	744,596	**522,371**	**76,988**

The accompanying notes are an integral part of these unaudited condensed consolidated financial information.

1. Organization and Nature of Operations

(a) The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to "NetEase, Inc." ("the Company") with effect from March 29, 2012. The Company completed its initial public offering ("IPO") in July 2000 in connection with its listing on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America. In June 2020, the Company successfully listed its ordinary shares on the main board of the Hong Kong Stock Exchange. In June 2026, the Company's voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange became effective, following which the Company became a dual-primary listed company on Nasdaq and the Hong Kong Stock Exchange.

On October 26, 2019, Youdao, Inc. ("Youdao"), one of the Company's majority-controlled subsidiaries completed its IPO on the New York Stock Exchange. In February 2021, Youdao completed a follow-on public offering in the New York Stock Exchange. After Youdao's offerings, the Company continues to control Youdao and consolidates Youdao as its controlling shareholder.

On December 2, 2021, NetEase Cloud Music Inc. ("NetEase Cloud Music"), one of the Company's majority-controlled subsidiaries completed its IPO on the Hong Kong Stock Exchange. After NetEase Cloud Music's offering, the Company continues to control NetEase Cloud Music and consolidates NetEase Cloud Music as its controlling shareholder.

As of June 30, 2026, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions mainly in the People's Republic of China ("China"), the Cayman Islands and the British Virgin Islands and other countries. The Company is also the primary beneficiary of a number of variable interest entities ("VIEs") and consolidates the VIEs for financial reporting. The Company, its subsidiaries and the VIEs are hereinafter collectively referred to as the "Group".

1. Organization and Nature of Operations (Continued)

(a) The Group (Continued)

The major subsidiaries and the VIEs through which the Company conducts its business operations as of June 30, 2026 are described below:

Major Subsidiaries	Place and year of Incorporation
Guangzhou Boguan Telecommunication Technology Co., Ltd. ("Boguan")	Guangzhou, China 2003
NetEase (Hangzhou) Network Co., Ltd. ("NetEase Hangzhou")	Hangzhou, China 2006
Hong Kong NetEase Interactive Entertainment Limited	Hong Kong, China 2007

Major VIEs and VIEs' subsidiaries	Place and year of Incorporation
Guangzhou NetEase Computer System Co., Ltd. ("Guangzhou NetEase")	Guangzhou, China 1997
Hangzhou NetEase Leihuo Technology Co., Ltd. ("Hangzhou Leihuo", formerly known as Hangzhou NetEase Leihuo Network Co., Ltd.)	Hangzhou, China 2009

Guangzhou NetEase was incorporated in June 1997 in China and owned by William Lei Ding, or Mr. Ding, the Company's Chief Executive Officer, director and major shareholder, and another employee of the Group. It is responsible for providing online game and other value-added telecommunication services.

Hangzhou Leihuo was incorporated in April 2009 in China by two employees of the Group and mainly operates the Company's mobile game business.

1. Organization and Nature of Operations (Continued)

(a) The Group (Continued)

The following combined financial information of the VIEs was included in the accompanying unaudited condensed consolidated financial information of the Group as follows (in thousands):

	December 31, 2025 RMB	**June 30, 2026 RMB**
Cash and cash equivalents and short-term investments	1,863,538	**2,065,411**
Restricted cash	4,261,563	**4,435,961**
Accounts receivable, net	3,247,738	**3,819,146**
Prepayments and other current assets, net	2,261,829	**2,148,286**
Amounts due from Group companies	17,002,696	**12,066,239**
Long-term investments	946,017	**3,844,397**
Others	237,174	**230,861**
Total assets	29,820,555	**28,610,301**
Contract liabilities-current portion	18,577,529	**17,359,087**
Accrued liabilities, accounts payable and other liabilities	7,033,881	**7,159,437**
Amounts due to Group companies	1,868,605	**1,436,660**
Total liabilities	27,480,015	**25,955,184**

	For the six months ended June 30,	
	2025 RMB	**2026 RMB**
Net revenues		
Third-party revenues	48,062,259	**51,786,945**
Intra-Group revenues	540,871	**469,854**
Total net revenues	48,603,130	**52,256,799**
Net income	282,356	**244,068**

1. Organization and Nature of Operations (Continued)

(b) Nature of operations

The Group generates revenues mainly from providing online game and related value-added services, online music services, learning services, social entertainment services, e-commerce and other fee-based premium services.

The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; government regulations of related industries in China; numbers of new entrants; dependence on key individuals; competition of similar services from larger companies; customer preferences; and the need for the continued successful development, marketing and selling of the Group's services.

2. Principal Accounting Policies

(a) Basis of consolidation

The unaudited condensed consolidated financial information included the financial information of the Company, its subsidiaries and the VIEs for which the Company is the primary beneficiary with the ownership interests of minority shareholders reported as noncontrolling interests. All significant transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. The Company consolidates a VIE if the Company has the power to direct matters that most significantly impact the activities of the VIE, and has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

(b) Basis of presentation

The accompanying unaudited condensed consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial reporting and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time. Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for a complete set of financial statements. The unaudited condensed consolidated financial information includes all adjustments of a normal recurring nature necessary to a fair statement of the results for the interim periods presented. Results of operations for an interim period are not necessarily indicative of results for the entire year.

2. Principal Accounting Policies (Continued)

(b) Basis of presentation (Continued)

The unaudited condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2025. There were no significant changes to the significant accounting policies from the audited consolidated financial statements for the preceding fiscal year.

The preparation of financial information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates. Critical accounting estimates and assumptions include, but are not limited to, assessing the following: revenues for in-game virtual items over the estimated average playing period of paying players and impairment of long-term investments.

3. Segment Information and Net Revenues

(a) Description of segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), or decision making group, in deciding how to allocate resources and in assessing performance. The Group's CODM is the Chief Executive Officer.

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group's operating segments are based on this organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results.

3. Segment Information and Net Revenues (Continued)

(b) Segment data

The table below provides a summary of the Group's operating segment results under which the cost of revenues is considered as the significant segment expense for the six months ended June 30, 2025 and 2026 (in thousands). The Group does not allocate any operating costs or assets to its business segments as the Group's CODM does not use this information to measure the performance of the operating segments. The CODM uses net revenues and gross profit to assess performance for each segment and in competitive analysis by benchmarking to the Group's competitors. The CODM also uses net revenues and gross profit to allocate resources during the budgeting review process. There was no significant transaction between reportable segments for the six months ended June 30, 2025 and 2026.

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Net revenues:		
Games and related value-added services	46,854,466	**50,735,763**
Youdao	2,715,803	**2,814,883**
NetEase Cloud Music	3,827,117	**3,958,706**
Innovative businesses and others	3,322,823	**3,188,475**
Total net revenues	56,720,209	**60,697,827**
Cost of revenues:		
Games and related value-added services	(14,287,502)	**(12,456,396)**
Youdao	(1,492,216)	**(1,495,715)**
NetEase Cloud Music	(2,434,632)	**(2,484,297)**
Innovative businesses and others	(1,973,971)	**(1,827,022)**
Total cost of revenues	(20,188,321)	**(18,263,430)**
Gross profit:		
Games and related value-added services	32,566,964	**38,279,367**
Youdao	1,223,587	**1,319,168**
NetEase Cloud Music	1,392,485	**1,474,409**
Innovative businesses and others	1,348,852	**1,361,453**
Total gross profit	36,531,888	**42,434,397**

3. Segment Information and Net Revenues (Continued)

(b) Segment data (Continued)

The following table sets forth the net revenues by type for the six months ended June 30, 2025 and 2026 (in thousands):

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Games and related value-added services	46,854,466	**50,735,763**
Online music services	2,967,269	**3,067,428**
Learning services	1,260,252	**1,423,084**
Social entertainment services and others	859,848	**891,278**
Others	4,778,374	**4,580,274**
	56,720,209	**60,697,827**

(c) Major customers

No single customer represented 10% or more of the Group's total net revenues for the six months ended June 30, 2025 and 2026.

4. Income Taxes

The Company's effective tax rate for the six months ended June 30, 2025 and 2026 was 15.0% and 21.7%, respectively. For the interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an income tax provision for the interim period in accordance with the guidance on accounting for income taxes in an interim period.

Boguan, NetEase Hangzhou and certain other subsidiaries in China mainland were qualified as High and New Technology Enterprises and enjoyed a preferential tax rate of 15% for the six months ended June 30, 2025 and 2026.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China mainland.

4. Income taxes (Continued)

The following table sets forth the components of income tax expenses of the Group for the six months ended June 30, 2025 and 2026 (in thousands):

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Current income tax	3,994,278	**3,756,513**
Deferred taxation	(528,378)	**1,225,999**
	3,465,900	**4,982,512**

5. Share-based Compensation

The table below presents a summary of the Group's share-based compensation cost (in thousands):

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
Cost of revenues	525,037	**510,896**
Operating expenses	1,373,230	**886,940**
	1,898,267	**1,397,836**

6. Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,	
	2025	**2026**
Numerator (RMB in thousands):		
Net income attributable to the Company's shareholders for basic net income per share calculation	18,902,167	**17,654,762**
Net income attributable to the Company's shareholders for diluted net income per share calculation	18,887,322	**17,650,305**
Denominator (number of shares in thousands):		
Weighted average number of ordinary shares outstanding, basic	3,181,307	**3,200,598**
Dilutive effect of restricted share units	29,256	**23,897**
Weighted average number of ordinary shares outstanding, diluted	3,210,563	**3,224,495**
Net income per share, basic (RMB)	5.94	**5.52**
Net income per share, diluted (RMB)	5.88	**5.47**

Net income attributable to the Company's shareholders for diluted net income per share calculation is calculated as net income attributable to the Company's shareholders for basic net income per share calculation minus the impact of subsidiaries' diluted earnings. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. For the six months ended June 30, 2025 and 2026, certain potentially dilutive RSUs were anti-dilutive and were excluded from the calculation of diluted net income per share.

7. Short-term Investments

The following is a summary of short-term investments (in thousands):

	December 31, 2025		
	Cost	Unrealized Gains	Estimated Fair Value
	RMB	RMB	RMB
Short-term investments	22,545,122	258,381	22,803,503

	June 30, 2026		
	Cost	**Unrealized Gains**	**Estimated Fair Value**
	RMB	**RMB**	**RMB**
Short-term investments	**50,194,791**	**404,847**	**50,599,638**

During the six months ended June 30, 2025 and 2026, the Group recorded investment income related to short-term investments of RMB546.2 million and RMB757.6 million in the consolidated statements of operations and comprehensive income, respectively.

8. Long-term Investments

The following is a summary of long-term investments (in thousands):

	December 31, 2025	**June 30, 2026**
	RMB	**RMB**
Investments in equity method investees	4,516,632	**6,850,454**
Equity investments with readily determinable fair values	5,636,797	**6,875,808**
Equity investments without readily determinable fair values	8,113,373	**6,822,591**
Other investments	196,081	**787,490**
	18,462,883	**21,336,343**

(a) Investments in equity method investees

The Group recorded equity share of earnings of RMB5.2 million and equity share of losses of RMB86.6 million for the six months ended June 30, 2025 and 2026, respectively, which was included in "Investment income/(loss), net" in the consolidated statements of operations and comprehensive income. The Group also recorded cash dividend received of RMB105.8 million and RMB480.6 million from these investments for the six months ended June 30, 2025 and 2026, respectively.

8. Long-term Investments (Continued)

(b) Equity investments with readily determinable fair values

As of June 30, 2026, equity investments with readily determinable fair values mainly included RMB5.0 billion invested in shares of PDD Holdings Inc. and RMB1.2 billion invested in shares of Alibaba Group Holding Limited. The Group recorded fair value gain of RMB517.3 million and fair value loss of RMB2.5 billion related to the equity investments with readily determinable fair value for the six months ended June 30, 2025 and 2026, respectively.

The Group also recorded cash dividend income of RMB33.1 million and RMB17.3 million from these investments for the six months ended June 30, 2025 and 2026, respectively.

(c) Equity investments without readily determinable fair value

Equity investments without readily determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group does not have significant influence on these investees, or the investments are not common stock or in substance common stock. These investments are classified as equity investments without readily determinable fair value, and are carried at cost less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the six months ended June 30, 2025 and 2026, there were no upward adjustments to the carrying value of equity securities without readily determinable fair value resulted from such transactions.

The Group recognized a gain of RMB129.4 million and a loss of RMB4.0 million related to the disposal of the Group's investments in equity securities without readily determinable fair value as "Investment income/(loss), net" in the consolidated statements of operations and comprehensive income for the six months ended June 30, 2025 and 2026, respectively.

The Group recognized impairment provision of RMB250.5 million and RMB1.3 billion related to certain of the equity investments without readily determinable fair value as "Investment income/(loss), net" in the consolidated statements of operations and comprehensive income for the six months ended June 30, 2025 and 2026, respectively.

9. Taxes Payable

The following is a summary of taxes payable as of December 31, 2025 and June 30, 2026 (in thousands):

	December 31, 2025 RMB	**June 30, 2026 RMB**
EIT payable	2,790,853	**2,570,308**
Withholding individual income taxes for employees	383,852	**488,119**
Sales Tax payable	450,798	**424,349**
Others	248,640	**237,722**
	3,874,143	**3,720,498**

10. Short-term Loans

As of December 31, 2025 and June 30, 2026, the short-term loans balances represent short-term loan arrangements with financial institutions which were repayable with a maturity term ranging from within one month to one year and charged at fixed interest rates ranging from 0.25% to 3.81% per annum. As of December 31, 2025 and June 30, 2026, the weighted average interest rate for the outstanding short-term loans was approximately 2.16% and 2.56%, respectively. The short-term loans are mainly denominated in RMB and US$.

11. Capital Structure

The holders of ordinary shares in the Company are entitled to one vote per share and to receive ratably such dividends, if any, as may be declared by the board of directors of the Company. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. The ordinary shares have no preemptive, conversion, or other subscription rights.

12. Commitments and Contingencies

(a) Commitments

As of December 31, 2025 and June 30, 2026, total commitments amounted to RMB2.1 billion and RMB2.4 billion, respectively, which were mainly future minimum payment for server and bandwidth service fee commitments and royalties and other expenditures commitments related to licensed contents.

12. Commitments and Contingencies (Continued)

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group's financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2025 and June 30, 2026.

13. Dividends

The Board approved a dividend of US$0.144 per ordinary share (US$0.720 per ADS) and US$0.096 per ordinary share (US$0.480 per ADS) to holders of ordinary shares and holders of ADSs for the first and second quarter of 2026, respectively.

The Board approved a dividend of US$0.135 per ordinary share (US$0.675 per ADS) and US$0.114 per ordinary share (US$0.570 per ADS) to holders of ordinary shares and holders of ADSs for the first and second quarter of 2025, respectively.

The dividend for each quarter was paid in the following quarter. There was no significant dividend payable as of December 31, 2025 and June 30, 2026, respectively.

14. Related Party Transactions

The Group had no material transactions with related parties for the six months ended June 30, 2025 and 2026, and no material related parties' balances as of December 31, 2025 and June 30, 2026.

15. Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2025 (in thousands):

		Fair Value Measurements RMB		
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity investments with readily determinable fair values	5,636,797	5,636,797	–	–
Short-term investments	22,803,503	–	22,803,503	–
Investments accounted for at fair values	153,304	–	–	153,304
	28,593,604	5,636,797	22,803,503	153,304

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of June 30, 2026 (in thousands):

		Fair Value Measurements RMB		
	Total	**Quoted Prices in Active Market for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Equity investments with readily determinable fair values	**6,875,808**	**6,875,808**	**–**	**–**
Short-term investments	**50,599,638**	**–**	**50,599,638**	**–**
Investments accounted for at fair values	**116,253**	**–**	**–**	**116,253**
	57,591,699	**6,875,808**	**50,599,638**	**116,253**

15. Financial Instruments (Continued)

The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial information, these financial instruments would be classified as Level 3 in the fair value hierarchy.

As of December 31, 2025 and June 30, 2026, certain equity investments without readily determinable fair value (Note 8) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB2.4 billion and RMB1.3 billion incurred and recorded in earnings for the year then ended and the six months then ended, respectively.

16. Aging Analysis

Accounts receivable

The aging analysis of the accounts receivable, based on recognition date before allowance, is as follows (in thousands):

	December 31, 2025 RMB	**June 30, 2026 RMB**
0-3 months	4,622,891	**4,916,978**
3-6 months	523,661	**532,298**
6-12 months	224,349	**322,394**
Over 1 year	427,675	**437,601**
Less: allowance	(460,757)	**(463,191)**
	5,337,819	**5,746,080**

Accounts payable

The aging analysis of the accounts payable, based on recognition date, is as follows (in thousands):

	December 31, 2025 RMB	**June 30, 2026 RMB**
0-3 months	545,058	**580,898**
3-6 months	45,020	**58,431**
6-12 months	19,248	**27,668**
Over 1 year	33,838	**35,266**
	643,164	**702,263**

17. Subsequent Events

Save as disclosed in the unaudited condensed consolidated financial information, there were no significant events that might affect the Company since June 30, 2026.

18. Reconciliation Between U.S. GAAP and IFRS Accounting Standards

The unaudited condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. The effects of material differences between the unaudited condensed consolidated financial information of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follows (in thousands):

Reconciliation of unaudited condensed consolidated statements of operations and comprehensive income (Extract):

	For the six months ended June 30, 2025			
	Amounts as reported under U.S. GAAP	Investments measured at fair value (Note (a))	Redeemable noncontrolling interests (Note (b))	Amounts as reported under IFRS Accounting Standards
Investment income/(loss), net	1,021,195	(167,094)	–	854,101
Income before tax	23,101,136	(167,094)	–	22,934,042
Income tax	(3,465,900)	7,924	–	(3,457,976)
Net income	19,635,236	(159,170)	–	19,476,066
Accretion of redeemable noncontrolling interests	(2,100)	–	2,100	–
Net income attributable to noncontrolling interests	(730,969)	–	–	(730,969)
Net income attributable to the Company's shareholders	18,902,167	(159,170)	2,100	18,745,097

18. Reconciliation Between U.S. GAAP and IFRS Accounting Standards (Continued)

Reconciliation of unaudited condensed consolidated statements of operations and comprehensive income (Extract) (Continued):

	For the six months ended June 30, 2026			
	Amounts as reported under U.S. GAAP	**Investments measured at fair value (Note (a))**	**Redeemable noncontrolling interests (Note (b))**	**Amounts as reported under IFRS Accounting Standards**
Investment income/(loss), net	**(2,948,199)**	**(362,365)**	**–**	**(3,310,564)**
Income before tax	**22,994,676**	**(362,365)**	**–**	**22,632,311**
Income tax	**(4,982,512)**	**1,993**	**–**	**(4,980,519)**
Net income	**18,012,164**	**(360,372)**	**–**	**17,651,792**
Accretion of redeemable noncontrolling interests	**(2,191)**	**–**	**2,191**	**–**
Net income attributable to noncontrolling interests	**(355,211)**	**–**	**–**	**(355,211)**
Net income attributable to the Company's shareholders	**17,654,762**	**(360,372)**	**2,191**	**17,296,581**

Reconciliation of unaudited condensed consolidated balance sheets (Extract):

	As of December 31, 2025			
	Amounts as reported under U.S. GAAP	Investments measured at fair value (Note (a))	Redeemable noncontrolling interests (Note (b))	Amounts as reported under IFRS Accounting Standards
Long-term investments	18,462,883	(13,946,251)	–	4,516,632
Financial assets at fair value through profit or loss	–	15,482,483	–	15,482,483
Total Assets	221,415,060	1,536,232	–	222,951,292
Deferred tax liabilities	2,637,258	20,286	–	2,657,544
Total Liabilities	56,311,051	20,286	–	56,331,337
Redeemable noncontrolling interests	91,319	–	(91,319)	–
Total equity	165,012,690	1,515,946	91,319	166,619,955
Total liabilities, redeemable noncontrolling interests and shareholders' equity	221,415,060	1,536,232	–	222,951,292

18. Reconciliation Between U.S. GAAP and IFRS Accounting Standards (Continued)

Reconciliation of unaudited condensed consolidated balance sheets (Extract) (Continued):

	As of June 30, 2026			
	Amounts as reported under U.S. GAAP	Investments measured at fair value (Note (a))	Redeemable noncontrolling interests (Note (b))	Amounts as reported under IFRS Accounting Standards
Long-term investments	21,336,343	(17,582,287)	–	3,754,056
Financial assets at fair value through profit or loss	–	18,756,154	–	18,756,154
Total Assets	232,208,136	1,173,867	–	233,382,003
Deferred tax liabilities	3,727,316	18,293	–	3,745,609
Total Liabilities	60,646,442	18,293	–	60,664,735
Redeemable noncontrolling interests	94,938	–	(94,938)	–
Total equity	171,466,756	1,155,574	94,938	172,717,268
Total liabilities, redeemable noncontrolling interests and shareholders' equity	232,208,136	1,173,867	–	233,382,003

Notes:

Note a. Investments measured at fair value

Under U.S. GAAP, the Group applied the measurement alternative to record the investments in equity securities (including preferred shares and ordinary shares without significant influence) without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes recognized in the consolidated income statements.

Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

The Group generally applies the equity method to account for equity investments over which it has significant influence. Under U.S. GAAP, significant influence is presumed to exist for an investment in limited partnership or unincorporated entity, unless the investment is so minor that the Group has virtually no influence over the entity's operating and financial policies. Under IFRS Accounting Standards, significant influence is presumed to exist for an investment of over 20% of the voting rights of an entity.

18. Reconciliation Between U.S. GAAP and IFRS Accounting Standards (Continued)

Note b. Redeemable noncontrolling interests

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this "in-between" category is to indicate that a security whose redemption is outside the control of the issuer may not be classified as a permanent part of equity. The Group classified the redeemable preferred shares issued by certain subsidiaries as redeemable noncontrolling interests in the consolidated balance sheets and recorded them initially at fair value, net of issuance costs. The Group recognized accretion to the respective redemption value of the redeemable preferred shares over the period starting from issuance date to the earliest redemption date.

Under IFRS Accounting Standards, there is no concept of mezzanine or temporary equity classification. The Group designated the redeemable preferred shares as financial liabilities at fair value through profit or loss which are measured at fair value. Subsequent to initial recognition, the amounts of changes in fair value that were attributed to changes in credit risk of the issuer were recognized in other comprehensive income, and the remaining amounts of changes in fair value were recognized in the profit or loss.

DEFINITIONS

"Administrator"	the Board, a committee or an officer or officers acting in accordance with the authority provided for in the 2019 Share Incentive Plan to administer such plan
"ADSs"	American Depositary Shares (each representing five ordinary shares)
"Board"	the board of directors of the Company
"China"	the People's Republic of China
"Company" or "NetEase"	NetEase, Inc., a company incorporated under Cayman Islands laws, and listed on both the Nasdaq Global Select Market under the symbol "NTES" and the Main Board of the Hong Kong Stock Exchange under the stock code "9999"
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix C1 to the Listing Rules
"Director(s)"	director(s) of the Company
"GAAP" or "U.S. GAAP"	accounting principles generally accepted in the United States of America
"Group"	the Company and its subsidiaries and consolidated entities from time to time
"HK Primary Effective Date"	June 30, 2026, the date on which the Company's conversion to "dual-primary listing" status in Hong Kong became effective
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"Listing"	the listing of the shares on the Main Board of the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"NetEase Cloud Music"	NetEase Cloud Music Inc., a company incorporated under Cayman Islands laws, and listed on the Hong Kong Stock Exchange under the stock code "9899" in December 2021 and a majority-controlled subsidiary of the Company
"Reporting Period"	six months ended June 30, 2026
"RSU"	means an award pursuant to the 2019 Share Incentive Plan which may be earned in whole or in part upon the passage of time and/or the attainment of performance criteria established by the Administrator and which may be settled for cash, ordinary shares or other securities or a combination of cash, ordinary shares or other securities as established by the Administrator
"Youdao"	Youdao, Inc., a company incorporated under Cayman Islands laws, and listed on The New York Stock Exchange under the symbol "DAO" in October 2019 and a majority-controlled subsidiary of the Company

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